

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 9, 2015

Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

        Re: Pericom Semiconductor Corporation
                Definitive Proxy Statement on Schedule 14A
                Filed October 30, 2015
                File No. 000-27026

Dear Mr. Hui:

We are in receipt of the letter dated November 8, 2015 responding to our comment letter dated November 5, 2015 and our discussion with Latham & Watkins, counsel to Pericom Semiconductor Corporation, on November 6, 2015. For the reasons conveyed to Tad Freese of Latham & Watkins, on a telephone call earlier today, we continue to believe that the Company did not comply with Exchange Act Rule 14a-13(a)(3). Please supplement the Company's proxy statement to acknowledge such non-compliance. Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company's non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                   Sincerely,

                                   /s/ Perry J. Hindin

                                   Perry J. Hindin
                                   Special Counsel
                                   Office of Mergers & Acquisitions

cc: Tad J. Freese, Esq.